

Mail Stop 3720

September 12, 2017

Teresa F. Sparks
Executive Vice President and
  Chief Financial Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

      Re: Surgery Partners, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 10, 2017
             File No. 001-37576

Dear Ms. Sparks:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Robert S. Littlepage, for

                     Larry Spirgel
                     Assistant Director
                     AD Office 11 – Telecommunications